Mail Stop 4561

January 15, 2009

Robert S. Herbst
Senior Vice President & General Counsel
Health Systems Solutions, Inc.
42 West 39th Street, 6th Floor
New York, NY 10018

> **Re:** **Health Systems Solutions, Inc.**
> **Amendment 1 to Preliminary Information Statement on Schedule 14C**
> **Filed on January 12, 2009**
> **File No. 000-27197**

Dear Mr. Herbst:

    We have completed our review of your revised filing and have no further comments at this time.

    Sincerely,

    David L. Orlic
    Special Counsel

cc: <u>Via Facsimile (212) 451-2222</u>
    Mark Lakin, Esq.
    Olshan Grundman Frome Rosenzweig & Wolosky LLP